UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2022
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report
This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp filed with the SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), the Registration Statement of Atlas Corp filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967) and the Registration Statement of Atlas Corp. filed with the SEC on March 25, 2022 on From S-8 (Registration No. 333-263872).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: August 12, 2022	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I
ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2022
Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Ltd., and APR Energy Ltd.’s subsidiaries.

ATLAS CORP.
PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
ATLAS CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and par value amounts)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$400.7	$288.6
Accounts receivable	85.2	56.2
Inventories	50.9	46.4
Prepaid expenses and other	29.8	35.7
Net investment in lease (note 5)	20.1	16.8
Acquisition related assets	119.7	104.0
	706.4	547.7

Property, plant and equipment (note 6)	6,760.2	6,952.2
Vessels under construction (note 7)	1,204.8	1,095.6
Right-of-use assets (note 8)	765.9	724.9
Net investment in lease (note 5)	898.9	741.5
Goodwill	75.3	75.3
Deferred tax assets	0.5	1.9
Derivative instruments (note 20(c))	66.9	6.1
Other assets (note 9)	328.3	424.4
	$10,807.2	$10,569.6
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$179.5	$183.4
Deferred revenue	39.3	46.6
Income tax payable	95.5	96.9
Long-term debt - current (note 10)	510.3	551.0
Operating lease liabilities - current (note 11)	125.0	155.1
Finance lease liabilities - current (note 12)	175.5	—
Other financing arrangements - current (note 13)	115.1	100.5
Other liabilities - current (note 14)	44.0	42.0
	1,284.2	1,175.5

Long-term debt (note 10)	3,349.3	3,731.8
Operating lease liabilities (note 11)	454.2	562.3
Other financing arrangements (note 13)	1,490.7	1,239.3
Derivative instruments (note 20(c))	9.9	28.5
Other liabilities (note 14)	17.9	17.7
Total liabilities	6,606.2	6,755.1

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2021 – 12,000,000) (note 16 (c))	296.9	296.9

Shareholders’ equity:
Share capital (note 16):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2021 – 150,000,000); 20,118,833 shares issued and outstanding (2021 – 20,118,833) Common shares; $0.01 par value; 400,000,000 shares authorized (2021 – 400,000,000); 281,251,256 shares issued and outstanding (2021 – 247,024,699); 727,351 shares held in treasury (2021 – 727,351)	2.8	2.4
Additional paid in capital	3,711.2	3,526.8
Retained earnings	208.7	7.5
Accumulated other comprehensive loss	(18.6)	(19.1)
	3,904.1	3,517.6
	$10,807.2	$10,569.6
Commitments and contingencies (note 19)
Subsequent events (note 21)
See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue (note 3)	$413.3	$393.9	$821.4	$766.5
Operating expenses:
Operating expenses	86.4	87.2	173.0	166.3
Depreciation and amortization	101.8	90.8	189.9	178.1
General and administrative	24.6	12.1	52.5	32.7
Indemnity claim under acquisition agreement (note 9(d))	(7.8)	(15.5)	(21.3)	(15.5)
Operating leases (note 11)	29.6	36.8	63.2	72.9
Loss (Gain) on sale (note 6)	1.9	(0.4)	4.3	(0.9)
	236.5	211.0	461.6	433.6
Operating earnings	176.8	182.9	359.8	332.9
Other expenses (income):
Interest expense	51.6	54.6	97.4	101.4
Interest income	(0.4)	(1.7)	(0.6)	(2.2)
Loss on debt extinguishment	7.2	56.1	7.2	56.1
Loss on equity investment	0.7	—	—	—
(Gain) Loss on derivative instruments (note 20(c))	(27.8)	1.7	(68.5)	(7.0)
Other expenses	4.3	4.6	13.4	12.7
	35.6	115.3	48.9	161.0
Net earnings before income tax	141.2	67.6	310.9	171.9
Income tax expense (note 15)	1.2	1.6	1.5	8.3
Net earnings	$140.0	$66.0	$309.4	$163.6
Earnings per share (note 17):
Common share, basic	$0.46	$0.19	$1.08	$0.52
Common share, diluted	$0.43	$0.18	$0.99	$0.49

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net earnings	$140.0	$66.0	$309.4	$163.6
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 20(c))	0.3	0.3	0.5	0.6
Comprehensive income	$140.3	$66.3	$309.9	$164.2

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended June 30, 2022

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, March 31, 2022, carried forward	12,000,000	$296.9	251,875,620	20,118,833	$2.2	$0.3	$3,531.4	$124.6	$(18.9)	$3,639.6
Net earnings	—	—	—	—	—	—	—	140.0	—	140.0
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Issuance of common shares from unissued acquisition related equity consideration	—	—	43,459	—	—	—	—	—	—	—
Exercise of Warrants (note 4(b))	—	—	25,000,000	—	0.3	—	201.0	—	—	201.3
Cancellation of Holdback Shares (note 4)	—	—	—	—	—	—	(27.3)	(4.9)	—	(32.2)
Issuance of common shares related to release of Holdback Shares (note 4 (c))	—	—	2,749,898	—	—	—	—	—	—	—
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(35.6)	—	(35.6)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series I - $0.50 per share; Series J - $0.44 per share)	—	—	—	—	—	—	—	(15.2)	—	(15.2)
Shares issued through dividend reinvestment program	—	—	7,108	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense (note 16 (d) and 16 (e))	—	—	1,575,171	—	—	—	6.0	(0.1)	—	5.9
Balance, June 30, 2022	12,000,000	$296.9	281,251,256	20,118,833	$2.5	$0.3	$3,711.2	$208.7	$(18.6)	$3,904.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended June 30, 2021

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, March 31, 2021, carried forward	—	$—	246,811,376	33,335,570	$2.1	$0.3	$3,846.2	$(150.3)	$(20.0)	$3,678.3
Net earnings	—	—	—	—	—	—	—	66.0	—	66.0
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Issuance of common shares from unissued acquisition related equity consideration	—	—	120,445	—	—	—	—	—	—	—
Series J preferred shares issued (note 16(c))	12,000,000	296.9	—	—	—	—	—	—	—	—
Warrants for Fairfax Notes	—	—	—	—	—	—	3.0	—	—	3.0
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(31.6)	—	(31.6)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51 per share; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	—	—	(16.8)	—	(16.8)
Shares issued through dividend reinvestment program	—	—	5,781	—	—	—	—	—	—	—
Share-based compensation expense	—	—	15,237	—	—	—	2.5	(0.4)	—	2.1
Balance, June 30, 2021	12,000,000	$296.9	246,952,839	33,335,570	$2.1	$0.3	$3,851.7	$(133.1)	$(19.7)	$3,701.3

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Six months ended June 30, 2022

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings /Deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Shares	Amount
Balance, December 31, 2021, carried forward	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6
Impact of accounting policy change (note 1(b))	—	—	—	—	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	12,000,000	296.9	247,024,699	20,118,833	2.1	0.3	3,526.8	2.4	(19.1)	3,512.5
Net earnings	—	—	—	—	—	—	—	309.4	—	309.4
Other comprehensive income	—	—	—	—	—	—	—	—	0.5	0.5
Issuance of common shares from unissued acquisition related equity consideration	—	—	92,444	—	—	—	—	—	—	—
Exercise of Warrants (note 4(b))	—	—	25,000,000	—	0.3	—	201.0	—	—	201.3
Cancellation of Holdback Shares (note 4)	—	—	—	—	—	—	(27.3)	(4.9)	—	(32.2)
Issuance of common shares related to release of Holdback Shares (note 4 (c))	—	—	2,749,898	—	—	—	—	—	—	—
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(67.2)	—	(67.2)
Dividends on preferred shares (Series D - $1.00 per share; Series H - $0.98 per share; Series I - $1.00 per share; Series J - $0.88 per share)	—	—	—	—	—	—	—	(30.4)	—	(30.4)
Shares issued through dividend reinvestment program	—	—	13,370	—	—	—	0.2	(0.2)	—	—
Share-based compensation expense (note 16 (d) and 16 (e))	—	—	6,370,845	—	0.1	—	10.5	(0.4)	—	10.2
Balance, June 30, 2022	12,000,000	$296.9	281,251,256	20,118,833	$2.5	$0.3	$3,711.2	$208.7	$(18.6)	$3,904.1

See accompanying notes to interim consolidated financial statements

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Six months ended June 30, 2021

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Shares	Amount
Balance, December 31, 2020 carried forward	—	$—	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6
Net earnings	—	—	—	—	—	—	—	163.6	—	163.6
Other comprehensive income	—	—	—	—	—	—	—	—	0.6	0.6
Issuance of common shares from unissued acquisition related equity consideration	—	—	294,264	—	—	—	—	—	—	—
Series J preferred shares issued (note 16(c))	12,000,000	296.9	—	—	—	—	—	—	—	—
Warrants for Fairfax Notes	—	—	—	—	—	—	3.0	—	—	3.0
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(63.1)	—	(63.1)
Dividends on preferred shares (Series D - $1.00 per share; Series E - $1.04 per share; Series G - $1.02 per share; Series H - $0.98 per share; Series I - $1.00 per share)	—	—	—	—	—	—	—	(33.6)	—	(33.6)
Shares issued through dividend reinvestment program	—	—	12,823	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	—	—	368,414	—	—	—	5.9	(0.7)	—	5.2
Balance, June 30, 2021	12,000,000	$296.9	246,952,839	33,335,570	$2.1	$0.3	$3,851.7	$(133.1)	$(19.7)	$3,701.3

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash from (used in):
Operating activities:
Net earnings	$140.0	$66.0	$309.4	$163.6
Items not involving cash:
Depreciation and amortization	103.1	90.8	191.2	178.1
Change in right-of-use asset	26.5	31.6	56.1	62.4
Non-cash interest expense and accretion	5.4	11.6	11.0	23.5
Unrealized change in derivative instruments	(32.7)	(5.0)	(79.5)	(20.5)
Amortization of acquired revenue contracts	3.2	3.9	6.4	8.1
Loss on debt extinguishment	7.2	56.1	7.2	56.1
Loss on equity investment	0.7	—	—	—
Loss (Gain) on sale	1.9	(0.4)	4.3	(0.9)
Other	5.4	(4.3)	10.0	2.9
Change in other operating assets and liabilities (note 18)	(32.2)	(32.1)	(112.6)	(73.8)
Cash from operating activities	228.5	218.2	403.5	399.5

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(349.2)	(522.5)	(472.4)	(722.0)
Payment on settlement of interest swap agreements	(6.3)	(8.1)	(11.3)	(13.4)
Gain (Loss) on foreign currency repatriation	2.8	(3.2)	(0.4)	(9.2)
Receipt from contingent consideration asset	6.3	6.4	12.5	13.3
Other assets and liabilities	207.1	(122.5)	252.4	(119.9)
Capitalized interest relating to newbuilds	(10.8)	(2.8)	(20.1)	(3.5)
Cash used in investing activities	(150.1)	(652.7)	(239.3)	(854.7)

Financing activities:
Repayments of long-term debt and other financing arrangements	(419.2)	(542.6)	(490.7)	(972.8)
Issuance of long-term debt and other financing arrangements	320.0	1,304.5	320.0	1,839.0
Financing fees	(6.2)	(25.8)	(11.3)	(28.3)
Share issuance cost	—	(0.1)	—	(0.1)
Dividends on common shares	(35.2)	(31.2)	(66.4)	(62.3)
Dividends on preferred shares	(15.2)	(16.8)	(30.4)	(33.6)
Proceeds from exercise of warrants	201.3	—	201.3	—
Cash from (used in) financing activities	45.5	688.0	(77.5)	741.9
Increase in cash and cash equivalents	123.9	253.5	86.7	286.7
Cash and cash equivalents and restricted cash, beginning of period	289.6	375.7	326.8	342.5
Cash and cash equivalents and restricted cash, end of period	$413.5	$629.2	$413.5	$629.2
Supplemental cash flow information (note 18)
See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 1(b), the accompanying interim financial information of Atlas Corp. (the “Company” or “Atlas”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2021 audited annual consolidated financial statements of Atlas. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2021 annual consolidated financial statements of Atlas filed with the U.S. Securities and Exchange Commission in the Company’s 2021 Annual Report on Form 20-F.
(b)Recent accounting pronouncements:
Discontinuation of LIBOR
In 2021, the Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company's financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. The ASU has not and is currently not expected to have a material impact on our consolidated financial statements.
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. As a result of the adoption, the Company recognizes the maximum potential dilutive effect of its exchangeable notes in diluted EPS using the if-converted method effective January 1, 2022.
(c)Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.

2.Segment reporting:
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and mobile power generation. The Company’s containership leasing segment owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate time charters. The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including aero-derivative gas turbines and other equipment, and provides power solutions to customers.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):
The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment based on adjusted EBITDA, which is computed as net earnings before interest expense, income tax expense, depreciation and amortization expense, impairments, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on foreign currency repatriation, change in contingent consideration asset, loss on debt extinguishment, other expenses and certain other items that the Company believes are not representative of its operating performance.

The following tables include the Company’s selected financial information by segment:

Three months ended June 30, 2022	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$375.7	$37.6	$—	$413.3
Operating expense	77.6	8.8	—	86.4
Depreciation and amortization expense	81.5	20.3	—	101.8
General and administrative expense	16.7	10.3	(2.4)	24.6
Indemnity income under acquisition agreement	—	(7.8)	—	(7.8)
Operating lease expense	29.0	0.6	—	29.6
Loss (Gain) on sale	2.0	(0.1)	—	1.9
Interest income	(0.1)	(0.3)	—	(0.4)
Interest expense	46.5	5.2	(0.1)	51.6
Income tax expense	0.2	1.0	—	1.2

Six months ended June 30, 2022	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$760.3	$61.1	$—	$821.4
Operating expense	152.6	20.4	—	173.0
Depreciation and amortization expense	159.9	30.0	—	189.9
General and administrative expense	30.6	21.7	0.2	52.5
Indemnity income under acquisition agreement	—	(21.3)	—	(21.3)
Operating lease expense	61.9	1.3	—	63.2
Loss on sale	4.0	0.3	—	4.3
Interest income	(0.2)	(0.4)	—	(0.6)
Interest expense	87.4	10.3	(0.3)	97.4
Income tax expense	0.5	1.0	—	1.5

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

Three months ended June 30, 2021	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$348.1	$45.8	$—	$393.9
Operating expense	74.4	12.8	—	87.2
Depreciation and amortization expense	75.9	14.9	—	90.8
General and administrative expense	11.0	1.0	0.1	12.1
Indemnity income under acquisition agreement	—	(15.5)	—	(15.5)
Operating lease expense	36.0	0.8	—	36.8
Gain on sale	—	(0.4)	—	(0.4)
Interest income	(0.1)	(1.6)	—	(1.7)
Interest expense	50.3	5.0	(0.7)	54.6
Income tax expense	0.3	1.3	—	1.6

Six months ended June 30, 2021	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$679.7	$86.8	$—	$766.5
Operating expense	142.6	23.7	—	166.3
Depreciation and amortization expense	151.1	27.0	—	178.1
General and administrative expense	22.7	9.0	1.0	32.7
Indemnity income under acquisition agreement	—	(15.5)	—	(15.5)
Operating lease expense	71.4	1.5	—	72.9
Gain on sale	—	(0.9)	—	(0.9)
Interest income	(0.2)	(2.0)	—	(2.2)
Interest expense	93.0	10.1	(1.7)	101.4
Income tax expense	0.4	7.9	—	8.3

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

	Three months ended June 30, 2022	Six months ended June 30, 2022
Containership leasing adjusted EBITDA	$252.4	$515.2
Mobile power generation adjusted EBITDA(1)	27.5	40.8
Total segment adjusted EBITDA	279.9	556.0
Eliminations and other	0.4	(0.6)
Depreciation and amortization	101.8	189.9
Interest income	(0.4)	(0.6)
Interest expense	51.6	97.4
Gain on derivative instruments	(27.8)	(68.5)
Loss on debt extinguishment	7.2	7.2
Other expenses	5.3	11.2
(Gain) Loss on contingent consideration asset	(2.1)	0.8
Loss on foreign currency repatriation	0.8	4.0
Loss on sale	1.9	4.3
Consolidated net earnings before tax	$141.2	$310.9

	Three months ended June 30, 2021	Six months ended June 30, 2021
Containership leasing adjusted EBITDA	$226.7	$443.0
Mobile power generation adjusted EBITDA(1)	45.3	66.7
Total segment adjusted EBITDA	272.0	509.7
Eliminations and other	(0.5)	(0.7)
Depreciation and amortization	90.8	178.1
Interest income	(1.7)	(2.2)
Interest expense	54.6	101.4
Loss (Gain) on derivative instruments	1.7	(7.0)
Loss on debt extinguishment	56.1	56.1
Other expenses	—	2.1
Loss on contingent consideration asset	0.6	1.7
Loss on foreign currency repatriation	3.2	9.2
Gain on sale	(0.4)	(0.9)
Consolidated net earnings before tax	$67.6	$171.9
(1)The calculation of adjusted EBITDA does not include the Indemnity claim under acquisition agreement (note 9) as an adjustment for the mobile power generation segment. Although the revenue reported for this segment is lower due to an injunction at one of the sites, the losses are recoverable through an indemnification agreement.

Total Assets	June 30, 2022	December 31, 2021
Containership Leasing	$10,061.6	$9,777.6
Mobile Power Generation	843.2	842.7
Elimination and Other	(97.6)	(50.7)
Total	$10,807.2	$10,569.6

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

	Three months ended June 30,		Six months ended June 30,
Capital expenditures by segment	2022	2021	2022	2021
Containership leasing	$338.6	$507.3	$456.9	$706.0
Mobile power generation	10.6	15.2	15.5	16.0
3.Revenue:
Revenue disaggregated by segment and by type for the three and six months ended June 30, 2022 and 2021 is as follows:

	Three months ended June 30, 2022			Six months ended June 30, 2022
	Containership Leasing(1)	Mobile Power Generation	Total	Containership Leasing(1)	Mobile Power Generation	Total
Operating lease revenue	$354.5	$33.2	$387.7	$721.9	$55.6	$777.5
Interest income from leasing	18.3	—	18.3	34.4	—	34.4
Other	2.9	4.4	7.3	4.0	5.5	9.5
	$375.7	$37.6	$413.3	$760.3	$61.1	$821.4

	Three months ended June 30, 2021			Six months ended June 30, 2021
	Containership Leasing(1)	Mobile Power Generation	Total	Containership Leasing(1)	Mobile Power Generation	Total
Operating lease revenue	$336.2	$44.1	$380.3	$656.7	$82.4	$739.1
Interest income from leasing	11.0	—	11.0	21.0	—	21.0
Other	0.9	1.7	2.6	2.0	4.4	6.4
	$348.1	$45.8	$393.9	$679.7	$86.8	$766.5
(1)Containership leasing revenue includes both bareboat charter and time charter revenue.

As at June 30, 2022, the minimum future revenues to be received on committed operating leases, service arrangements and interest income to be earned from direct financing leases are as follows:

	Operating lease	Finance lease (1)	Other	Total committed revenue
Remainder of 2022	$801.9	$39.0	$12.4	$853.3
2023	1,523.3	75.5	21.3	1,620.1
2024	1,350.9	72.4	20.6	1,443.9
2025	951.7	69.1	20.6	1,041.4
2026	552.2	66.7	—	618.9
Thereafter	389.5	523.3	—	912.8
	$5,569.5	$846.0	$74.9	$6,490.4
(1)Minimum future interest income includes direct financing leases currently in effect.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.Revenue (continued):
As at June 30, 2022, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing(1)	Mobile Power Generation	Total committed revenue
Remainder of 2022	$759.7	$93.6	$853.3
2023	1,515.9	104.2	1,620.1
2024	1,379.1	64.8	1,443.9
2025	976.6	64.8	1,041.4
2026	618.9	—	618.9
Thereafter	912.8	—	912.8
	$6,163.0	$327.4	$6,490.4
(1)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
The Company’s revenue was derived from the following customers:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
COSCO	$113.7	$114.5	$234.8	$221.3
Yang Ming Marine	58.2	62.8	118.5	126.2
ONE	52.3	64.5	110.9	128.9
Hapag-Lloyd	39.1	29.5	70.9	57.5
Maersk Line	34.3	25.1	69.0	48.4
Other	115.7	97.5	217.3	184.2
	$413.3	$393.9	$821.4	$766.5

4.Related party transactions:
(a)The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(b)Over the course of 2018, 2019 and 2020, Seaspan issued to Fairfax Financial Holdings Limited and certain of its affiliates (“Fairfax”) an aggregate $600,000,000 of 5.50% senior notes due in 2025, 2026 and 2027 (the “Fairfax Notes”) and warrants to purchase an aggregate 101,923,078 common shares of Seaspan. Two tranches of warrants, each for 38,461,539 common shares, were exercisable at a price of $6.50 per share. One tranche of warrants, for 25,000,000 common shares, was exercisable at a price of $8.05 per share. All such warrants have been exercised.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

4.Related party transactions (continued):
In April 2021, in connection with an amendment to the APR Energy acquisition agreement, the Company issued to Fairfax warrants to purchase 5,000,000 common shares of the Company at an exercise price of $13.00 per share.
In June 2021, the Company and Seaspan exchanged and amended $300,000,000 of the Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares of the Company (the “Series J Preferred Shares”), representing total liquidation value of $300,000,000, and (ii) warrants to purchase 1,000,000 common shares at an exercise price of $13.71 per share. The exchanged Fairfax Notes were subsequently cancelled and, in August 2021, Seaspan redeemed for cash the remaining Fairfax Notes at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.
For the three and six months ended June 30, 2021, interest expense related to the Fairfax Notes, excluding amortization of the debt discount, was $8,441,000 and $16,691,000, respectively. For the three and six months ended June 30, 2021, amortization of debt discount was $5,038,000 and $10,533,000, respectively.
During the three and six months ended June 30, 2022, the dividends paid on Series J Preferred Shares were $3,000,000 and $6,000,000, respectively (2021 - nil).
(c)On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. In addition, common shares were reserved for issuance at the time of acquisition for certain indemnifications (“Holdback Shares”). In June 2022, 2,576,014 of the Holdback Shares were cancelled to cover losses related to certain indemnified claims that had been realized. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy.
During the three and six months ended June 30, 2022, 43,459 and 92,444 Holdback Shares, respectively, were issued (2021 - 120,445 and 294,264, respectively). These Holdback Shares were released from the holdback of the minority sellers and purchased by Fairfax. During the three and six months ended June 30, 2022, Fairfax also paid $3,380,000 and $6,265,000, respectively (2021 - $5,992,000 and $12,536,000, respectively), to the Company for settlement of an indemnity related to the cash repatriation from a foreign jurisdiction.
The indemnification obligation related to the cash repatriation expired in April 2022. As a result, the remaining Holdback Shares of 2,749,898 were released and issued to the selling shareholders in June 2022.
In addition, the Company received $2,318,000 and $5,239,000, respectively, for the three and six months ended June 30, 2022 (2021 – nil) from Fairfax for the settlement of an indemnity related to losses realized on sale or disposal of certain property, plant and equipment and inventory items.
(d)As at June 30, 2022, Fairfax held approximately 44.4% of the Company’s issued and outstanding common shares and has designated two members to the Company’s board of directors.
(e)As at June 30, 2022, the Company has invested $1,000,000 (June 30, 2021 – nil) in a joint venture with Zhejiang Energy Group (“ZE JV”). Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by the ZE JV. During the three and six months ended June 30, 2022, the Company earned revenue of $495,000 and $984,000, respectively (2021 – nil) and incurred expenses of $498,000 and $1,002,000, respectively (2021 – nil) in connection with the ship management of the vessels.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

5.Net investment in lease:

	June 30, 2022	December 31, 2021
Undiscounted lease receivable	$1,773.2	$1,448.2
Unearned interest income	(854.2)	(689.9)
Net investment in lease	$919.0	$758.3

	June 30, 2022	December 31, 2021
Lease receivables	$919.0	$751.4
Unguaranteed residual value	—	6.9
Net investment in lease	919.0	758.3
Current portion of net investment in lease	(20.1)	(16.8)
Net investment in lease	$898.9	$741.5
At June 30, 2022, the minimum lease receivable from finance leases are as follows:

Remainder of 2022	$48.8
2023	96.9
2024	97.1
2025	96.9
2026	96.9
Thereafter	1,336.6
$1,773.2
In April and May 2022, the Company accepted delivery of two 12,200 TEU newbuild vessels, each of which commenced an 18-year charter upon delivery (note 7).

6.Property, plant and equipment:

June 30, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,081.4	$(2,688.9)	$6,392.5
Equipment and other	574.8	(207.1)	367.7
Property, plant and equipment	$9,656.2	$(2,896.0)	$6,760.2

December 31, 2021	Cost	Accumulated depreciation	Net book value
Vessels	$9,410.9	$(2,830.4)	$6,580.5
Equipment and other	557.3	(185.6)	371.7
Property, plant and equipment	$9,968.2	$(3,016.0)	$6,952.2
During the three and six months ended June 30, 2022, depreciation and amortization expense relating to property, plant and equipment was $87,655,000 and $169,172,000, respectively (2021 – $82,347,000 and $162,353,000, respectively).
Vessel sales
In February 2022, the Company completed the sale of one 4,250 TEU vessel to a liner company for gross proceeds of $32,750,000 and recognized a gain on sale of $6,597,000.
As at March 31, 2022, the Company had three assets classified as assets held for sale. A loss on classification as asset held for sale of $8,562,000 was recognized for one of these vessels during the three months ended March 31, 2022.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

6.Property, plant and equipment (continued):
Vessel sales (continued)
During the three months ended June 30, 2022, the Company completed the sale of the three vessels held for sale and an additional six vessels for a total of nine vessels. The Company received gross proceeds of $224,325,000 for the nine vessel sales and recognized loss on sale of $10,573,000 in aggregate. Seaspan continues to manage the operations of six of these vessels pursuant to management agreements entered into in connection with the sales.
Vessel deliveries
In June 2022, the Company accepted delivery of two 11,800 TEU newbuild vessels, each of which commenced a 5-year charter upon delivery (note 7).

7.Vessels under construction
During the three months ended June 30, 2022, vessels under construction includes $10,956,000 of capitalized interest and $321,644,000 of installment payments (2021 - $3,341,000 and $282,299,000, respectively).
During the six months ended June 30, 2022, vessels under construction includes $20,303,000 of capitalized interest and $424,952,000 of installment payments (2021 - $4,117,000 and $461,519,000, respectively).

8.Right-of-use assets:

June 30, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$894.6	$(318.6)	$576.0
Other operating leases	14.5	(8.0)	6.5
Vessel finance leases	186.1	(2.7)	183.4
Right-of-use assets	$1,095.2	$(329.3)	$765.9

December 31, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,066.6	$(350.0)	$716.6
Office operating leases	15.8	(7.5)	8.3
Right-of-use assets	$1,082.4	$(357.5)	$724.9
In January 2022, the Company exercised its option under an existing lease financing arrangement to purchase one 10,000 TEU vessel. The purchase is expected to complete in January 2023 at the pre-determined purchase price of $52,690,000.
In April 2022, the Company exercised options under existing lease financing arrangements to purchase two 10,000 TEU vessels. The purchases are expected to complete in April and May 2023, respectively, at the pre-determined purchase price of $52,690,000 per vessel.
During the three and six months ended June 30, 2022, the amortization of right-of-use assets was $26,500,000 and $56,100,000, respectively (2021 – $31,600,000 and $62,400,000, respectively).

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

9.Other assets:

	June 30, 2022	December 31, 2021
Intangible assets (a)	$80.4	$90.1
Deferred dry-dock (b)	74.5	79.4
Restricted cash	12.8	38.2
Contingent consideration asset (c)	42.0	49.2
Indemnity claim under acquisition agreement (d)	—	42.5
Deferred financing fees on undrawn financing (e)	72.1	77.0
Other	46.5	48.0
	$328.3	$424.4
(a)Intangible assets:

June 30, 2022	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(84.4)	$45.5
Trademark	27.4	(3.2)	24.2
Other	18.6	(7.9)	10.7
	$175.9	$(95.5)	$80.4

December 31, 2021	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(76.2)	$53.7
Trademark	27.4	(2.5)	24.9
Other	16.5	(5.0)	11.5
	$173.8	$(83.7)	$90.1
During the three and six months ended June 30, 2022, amortization related to intangible assets was $7,219,000 and $11,811,000, respectively (2021 – $6,109,000 and $11,108,000, respectively).
Future amortization of intangible assets is as follows:

Remainder of 2022	$11.0
2023	16.5
2024	12.7
2025	8.5
2026	4.4
Thereafter	27.3
$80.4

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

9.Other assets (continued):
(b)Deferred dry-dock (continued):
During the six months ended June 30, 2022, changes in deferred dry-dock were as follows:

December 31, 2021	$79.4
Costs incurred	17.0
Vessel sales	(11.3)
Amortization expensed (1)	(10.6)
June 30, 2022	$74.5
(1)Amortization of dry-docking costs is included in depreciation and amortization
(c)Contingent consideration asset:
As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the sellers for certain losses that may be incurred on future cash repatriation from a foreign jurisdiction until the earlier of (1) reaching the maximum cash flows subject to compensation, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses, and (4) April 30, 2022. The amount of compensation depends on the Company’s ability to generate cash flows on specific contracts in the foreign jurisdiction and the magnitude of losses incurred on repatriation. The maximum amount of cash flows subject to compensation is $110,000,000. The indemnification obligation related to the cash repatriation expired in April 2022. As a result, the remaining 2,749,898 Holdback Shares were released and issued to the minority sellers in June 2022.
In February 2021, Fairfax additionally agreed to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items calculated as the difference between the proceeds on sale or disposal and the book value of the respective assets at February 28, 2020, prior to acquisition. The maximum amount of losses subject to compensation under the February 2021 agreement is $64,000,000.

Contingent consideration asset, December 31, 2021	$55.3
Change in fair value	(0.8)
Compensation received	(12.5)
Contingent consideration asset	42.0
Current portion included in prepaid expenses and other	—
Contingent consideration asset, June 30, 2022	$42.0
(d)Indemnity claim under acquisition agreement
As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the sellers for losses resulting from an injunction on a certain site in Argentina, which losses are settled through a combination of cancellation of Holdback Shares and cash.
In May 2022, 2,576,014 of the Holdback Shares were cancelled, and in June 2022, $10,355,000 of cash was received as compensation for the losses related to the injunction. A further $21,247,000 of cash compensation remains outstanding and is classified as acquisition related assets.
(e)Deferred financing fees on undrawn financings
The Company has entered into financing arrangements for all of its vessels under construction. As the financing arrangements are undrawn as at June 30, 2022, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts will be reclassified and presented as a direct deduction from the related debt liability.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt:

	June 30, 2022	December 31, 2021
Long-term debt:
Revolving credit facilities (a) (d)	$—	$—
Term loan credit facilities (b) (d)	1,903.2	2,341.8
Senior unsecured notes	1,302.4	1,302.4
Senior unsecured exchangeable notes	201.3	201.3
Senior secured notes (c)	500.0	500.0
	3,906.9	4,345.5
Debt discount on senior unsecured exchangeable notes	—	(5.1)
Deferred financing fees	(47.3)	(57.6)
Long-term debt	3,859.6	4,282.8
Current portion of long-term debt	(510.3)	(551.0)
Long-term debt	$3,349.3	$3,731.8
(a)Revolving credit facilities:
In February 2022, the Company closed a new $250,000,000, 3-year unsecured revolving credit facility which replaces a $150,000,000 2-year unsecured revolving credit facility.
In June 2022, the Company entered into an amended and restated credit facility which comprises a $50,000,000 revolving credit facility and a $108,000,000 term loan facility. The credit facility matures on June 27, 2025 and is secured by the Company’s power generation assets. As of June 30, 2022, the revolving credit facility is committed but undrawn.
At June 30, 2022 and December 31, 2021, the Company had three revolving credit facilities, which provided, as at June 30, 2022, for aggregate borrowings of up to $700,000,000 (December 31, 2021 – $600,000,000), of which $700,000,000 (December 31, 2021 - $600,000,000) was undrawn.
The Company pays commitment fees ranging between 0.45% and 0.5% (December 31, 2021 – 0.5% and 0.6%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
In May 2022, the Company voluntarily prepaid a term loan facility with an outstanding balance of $100,000,000.
In June 2022, the Company entered into an amended and restated credit facility which comprises a $50,000,000 revolving credit facility and a $108,000,000 term loan facility (note 10(a)).
As at June 30, 2022, the Company had entered into $3,477,376,000 (December 31, 2021 – $4,052,103,000) of term loan credit facilities, of which $1,574,136,000 (December 31, 2021 - $1,710,224,000) was undrawn.
Term loan credit facilities drawn mature between December 31, 2022 and January 21, 2030.
For all but four of the Company’s term loan credit facilities, interest is calculated based on three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 1.3% and 0.9%, respectively (December 31, 2021 – 0.2% and 0.2%) and the margins ranged between 0.4% and 3.5% as at June 30, 2022 (December 31, 2021 – 0.4% and 3.5%).
For one of the term loan credit facilities with a total principal amount outstanding of $20,812,000 (December 31, 2021 – $27,198,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt (continued):
(b)Term loan credit facilities (continued):
For two of the term loan credit facilities with a total principal amount outstanding of $8,821,000 (December 31, 2021 – $10,923,000), interest is calculated based on a fixed rate of 3.8% per annum.
The weighted average rate of interest, including the applicable margin, was 2.7% as at June 30, 2022 (December 31, 2021 – 1.9%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
The Company is subject to commitment fees ranging between 0.2% and 0.5% (December 31, 2021 – 0.2% and 0.6%) calculated on the undrawn amounts under the various facilities.
The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of June 30, 2022.

Remainder of 2022	$432.6
2023	263.2
2024	133.9
2025	186.6
2026	623.7
Thereafter	263.2
$1,903.2
(c)Sustainability-Linked Senior Secured Notes
On May 17, 2022, the Company entered into a note purchase agreement to issue, in a private placement, $500,000,000 aggregate principal amount of fixed-rate, sustainability-linked senior secured notes. The notes comprise three series, with interest rates ranging from 5.18% to 5.53% and maturities ranging from September 2032 to September 2037. The notes were issued on August 3, 2022.
(d)Credit facilities – other:
As at June 30, 2022, the Company’s credit facilities were primarily secured by first-priority mortgages granted on most of its power generation assets and 61 of its vessels, together with other related security. The security for each of the Company’s secured credit facilities may include, without limitation:
•A first priority mortgage on collateral assets;
•An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
•An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees; and
•A pledge over the related retention accounts.
As at June 30, 2022, $1,222,734,000 principal amount of indebtedness under one of the Company’s term loan and revolving credit facilities, together with $500,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to June 2036, was secured by a portfolio of 48 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including (without limitation) a change of control, the sale or loss of assets, or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease acceptable to lenders within a specified period of time).

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt (continued):
(d)Credit facilities – other (continued)
The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the borrower and/or guarantor of the facility to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Seaspan is guarantor under certain facilities, and Atlas is guarantor of APR Energy’s credit facility.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at June 30, 2022.
11.Operating lease liabilities:

	June 30, 2022	December 31, 2021
Operating lease commitments	$644.1	$791.2
Impact of discounting	(80.7)	(104.6)
Impact of changes in variable rates	15.8	30.8
Operating lease liabilities	579.2	717.4
Current portion of operating lease liabilities	(125.0)	(155.1)
Operating lease liabilities	$454.2	$562.3
Operating lease costs related to vessel sale-leaseback transactions are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Lease costs:
Operating lease costs	$32.1	$40.6	$68.7	$80.5
Variable lease adjustments	(2.2)	(3.8)	(4.8)	(7.6)

Other information:
Operating cash outflow used for operating leases	28.4	35.5	60.8	71.0
Weighted average discount rate(1)	4.8%	4.8%	4.8%	4.8%
Weighted average remaining lease term	5 years	6 years	5 years	6 years
(1)The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

12.Finance lease liabilities:

	June 30, 2022	December 31, 2021
Finance lease liabilities	$175.5	$—
Current portion of finance lease liabilities	(175.5)	—
Long-term finance lease liabilities	$—	$—
In January 2022, the Company exercised its option under an existing operating lease to purchase one 10,000 TEU vessel. The purchase is expected to complete in January 2023 at the pre-determined purchase price of $52,690,000.
In April 2022, the Company exercised options to purchase two 10,000 TEU vessels. The purchases are expected to complete in April and May 2023, respectively, at the pre-determined purchase price of $52,690,000 per vessel.
As at June 30, 2022, the total remaining commitments related to financial liabilities of these vessels were approximately $179,921,000 (December 31, 2021 – nil), including imputed interest of $4,406,000 (December 31, 2021 – nil), repayable from 2022 through 2023.
The weighted average interest rate on obligations related to finance leases as at June 30, 2022 was 3.6%.

13.Other financing arrangements:

	June 30, 2022	December 31, 2021
Other financing arrangements	$1,631.8	$1,363.1
Deferred financing fees	(26.0)	(23.3)
Other financing arrangements	1,605.8	1,339.8
Current portion of other financing arrangements	(115.1)	(100.5)
Other financing arrangements	$1,490.7	$1,239.3
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2022	$57.1
2023	116.7
2024	118.1
2025	113.2
2026	110.3
Thereafter	1,116.4
$1,631.8

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

14.Other liabilities:

	June 30, 2022	December 31, 2021
Asset retirement obligations(a)	$38.5	$37.4
Other	23.4	22.3
Other long-term liabilities	61.9	59.7
Current portion of other long-term liabilities	(44.0)	(42.0)
Other long-term liabilities	$17.9	$17.7
(a)Asset retirement obligations:

Asset retirement obligations, December 31, 2021	$37.4
Liabilities acquired	3.7
Liabilities incurred	(9.4)
Liabilities settled	(1.8)
Change in estimated cash flows	6.8
Provision reassessment	1.8
Asset retirement obligations, June 30, 2022	$38.5
15.Income tax:
The effective tax rate for the three and six months ended June 30, 2022 was 0.9% and 0.5%, respectively (2021 – 2.4% and 4.8%, respectively). The tax rate was significantly lower than the United Kingdom statutory rate of 19% primarily due to international shipping reciprocal exemptions.

16.Share capital:
(a)Common shares:
Pursuant to the APR Energy acquisition agreement, Holdback Shares are issuable to the sellers at a future date, subject to settlement of potential future events. As of June 30, 2022, 727,351 common shares are issuable as Holdback Shares and the 727,351 shares are held in treasury.
During the three and six months ended June 30, 2022, 43,459 and 92,444 Holdback Shares, respectively, were released from holdback and issued to the Sellers.
In March 2022, the Company’s stock incentive plan was amended and restated to increase the number of common shares issuable under the plan from 10,000,000 to 20,000,000.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

16.Share capital (continued):
(b)Preferred shares:
As at June 30, 2022, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate per annum	Redemption by Company permitted on or after(1)	June 30, 2022	December 31, 2021
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023	150.0	150.0
J(2)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
(1)Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.
(2)Dividends are payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%
The Company’s preferred shares are subject to certain financial covenants. The Company was in compliance with these covenants on June 30, 2022.
(c)Cumulative redeemable preferred shares:
As described in note 4(b), in June 2021, the Company and Seaspan exchanged and amended $300,000,000 of the Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, representing total liquidation value of $300,000,000, and (ii) warrants to purchase 1,000,000 common shares at an exercise price of $13.71 per share.
Dividends are payable on the Series J Preferred Shares at a rate of 7.0% per annum for the first five years after the issuance, with annual increases of 1.5% thereafter to a maximum of 11.5%.
(d)Restricted shares:
During the three and six months ended June 30, 2022, the Company granted nil and 56,610 restricted shares, respectively, to its board of directors which vest on January 1, 2023. In March 2022, the Company granted 4,000,000 unrestricted, fully vested shares to the chairman of the board with a requisite service period until September 1, 2027. From the grant date to December 31, 2022, if he ceases to act as a director, other than for reason of his death or disability, the shares will be forfeited and must be returned to the Company. From January 1, 2023 to the end of the service period, except in the event of his death or disability, a pro-rated number of shares will be returned for each month less than 56 that he serves. In June 2022, the Company granted 1,500,000 unrestricted, fully vested shares to the Company’s chief executive officer with a requisite service period until December 31, 2027. From the grant date to December 31, 2022, if the chief executive officer resigns without good reason or his employment is otherwise terminated under certain circumstances, the shares will be forfeited and must be returned to the Company. From January 1, 2023 to the end of the service period, if he resigns without good reason or his employment is otherwise terminated under certain circumstances, a pro-rated number of shares will be returned for each month less than 60 that he serves.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

16.Share capital (continued):
(e)Restricted stock units:
During the three and six months ended June 30, 2022, the Company granted nil and 336,313 restricted stock units, respectively, to certain members of senior management. The restricted stock units generally vest over two years, in equal tranches. During the three and six months ended June 30, 2022, nil and 53,385 restricted stock units, respectively, were forfeited.
(f) Warrants:
In April 2022, Fairfax exercised warrants to purchase 25,000,000 common shares of Atlas. The warrants, which were originally issued on July 16, 2018, had an exercise price of $8.05 per common share for an aggregate exercise price of $201,250,000. Fairfax continues to hold 6,000,000 warrants.
17.Earnings per share (“EPS”):

	Three months ended June 30, 2022			Three months ended June 30, 2021
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$140.0			$66.0
Less preferred share dividends:
Series D	(2.5)			(2.5)
Series E(1)	—			(2.8)
Series G(1)	—			(4.0)
Series H	(4.4)			(4.4)
Series I	(3.0)			(3.0)
Series J	(5.3)			(1.2)
Basic EPS:
Earnings attributable to common shareholders	$124.8	270,871,000	$0.46	$48.1	246,303,000	$0.19
Effect of dilutive securities:
Share-based compensation	—	2,182,000		—	2,351,000
Fairfax warrants	—	691,000		—	10,697,000
Holdback shares	—	3,060,000		—	6,242,000
Senior unsecured exchangeable notes	—	15,475,000		—	972,000
Diluted EPS:
Interest on senior unsecured exchangeable notes	1.9			—
Earnings attributable to common shareholders	$126.7	292,279,000	$0.43	$48.1	266,565,000	$0.18
(1)On July 1, 2021 the Company redeemed all of its outstanding 8.25% Series E Cumulative Redeemable Preferred Shares and outstanding 8.20% Series G Cumulative Redeemable Perpetual Preferred shares for cash at $25.00 per share plus all accrued and unpaid dividends. Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

17.Earnings per share (“EPS”) (continued):

	Six months ended June 30, 2022			Six months ended June 30, 2021
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$309.4			$163.6
Less preferred share dividends:
Series D	(5.0)			(5.0)
Series E(1)	—			(5.6)
Series G(1)	—			(8.0)
Series H	(8.9)			(8.9)
Series I	(6.0)			(6.0)
Series J	(10.5)			(1.2)
Basic EPS:
Earnings attributable to common shareholders	$279.0	259,011,000	$1.08	$128.9	246,169,000	$0.52
Effect of dilutive securities:
Share-based compensation	—	2,286,000		—	2,192,000
Fairfax warrants	—	6,395,000		—	9,990,000
Holdback shares	—	3,290,000		—	6,282,000
Senior unsecured exchangeable notes	—	15,475,000		—	486,000
Diluted EPS:
Interest on senior unsecured exchangeable notes	3.8			—
Earnings attributable to common shareholders	$282.8	286,457,000	$0.99	$128.9	265,119,000	$0.49

(1)On July 1, 2021 the Company redeemed all of its outstanding 8.25% Series E Cumulative Redeemable Preferred Shares and outstanding 8.20% Series G Cumulative Redeemable Perpetual Preferred shares for cash at $25.00 per share plus all accrued and unpaid dividends. Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

18.Supplemental cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest paid	$47.9	$37.0	$105.3	$69.6
Interest received	0.6	1.8	0.7	2.3
Undrawn credit facility fee paid	4.7	0.4	11.0	0.8
Income taxes paid	1.0	4.8	2.7	6.8

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Non-cash financing and investing transactions:
Change in right-of-use assets and operating lease liabilities	$26.9	$—	$55.4	$—
Commencement of sales-type lease	—	—	—	88.1
Dividend reinvestment	0.1	—	—	—
Prepayments transferred to vessels upon vessel delivery	—	6.4	—	6.4
Interest capitalized on vessels under construction	11.0	3.3	20.3	4.1
	$38.0	$9.7	$75.7	$98.6

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Changes in operating assets and liabilities
Accounts receivable	$(18.1)	$(22.4)	$(29.1)	$(28.5)
Inventories	(1.4)	1.1	(5.3)	0.7
Prepaid expenses and other, and other assets	7.3	(23.1)	(6.9)	(30.3)
Net investment in lease	5.6	3.0	9.9	6.2
Accounts payable and accrued liabilities	30.6	38.8	9.5	26.0
Settlement of decommissioning provisions	(6.3)	8.0	(9.4)	7.6
Deferred revenue	10.0	(6.9)	(7.3)	(7.1)
Income tax payable	1.2	0.5	(1.4)	5.6
Major maintenance	(20.0)	(9.3)	(22.1)	(14.9)
Other liabilities	(17.6)	(4.3)	(8.5)	(4.4)
Operating lease liabilities	(21.4)	(30.1)	(48.5)	(60.1)
Finance lease liabilities	(7.5)	—	(10.5)	—
Derivative instruments	4.8	6.6	10.9	13.4
Contingent consideration asset	0.6	6.0	6.1	12.0
	$(32.2)	$(32.1)	$(112.6)	$(73.8)

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

18.Supplemental cash flow information (continued):
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	June 30,
	2022	2021
Cash and cash equivalents	$400.7	$591.0
Restricted cash included in other assets (note 9)	12.8	38.2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$413.5	$629.2
19.Commitments and contingencies:
(a)Operating leases:
At June 30, 2022, the commitment under operating leases for vessels was $636,329,000 for the remainder of 2022 to 2029, and for other leases was $7,746,000 for the remainder of 2022 to 2024. Total commitments under these leases are as follows:

Remainder of 2022	$60.2
2023	119.6
2024	120.7
2025	120.7
2026	113.1
Thereafter	109.8
$644.1
For operating leases indexed to three-month LIBOR, commitments under these leases are calculated using the LIBOR in place as at June 30, 2022 for the Company.
(b) Vessel commitment:
As at June 30, 2022, the Company had entered into agreements to acquire 63 vessels (December 31, 2021 – 67 vessels). The Company has outstanding commitments for the remaining installment payments as follows:

Remainder of 2022	$660.0
2023	2,755.7
2024	2,433.1
Total	$5,848.8
(c)Letters of credit:
As at June 30, 2022, the Company had $10,350,000 (December 31, 2021 – $10,350,000) in letters of credit outstanding in support of its mobile power generation business, all of which are unused.

20.Financial instruments:
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

20.Financial instruments (continued):
(a)Fair value (continued):
As of June 30, 2022, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees was $1,850,320,000 (December 31, 2021 – $2,326,568,000) and the carrying value was $1,903,240,000 (December 31, 2021 – $2,341,879,000). As of June 30, 2022, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $1,651,736,000 (December 31, 2021 – $1,419,508,000) and the carrying value was $1,631,794,000 (December 31, 2021 – $1,363,098,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of June 30, 2022, the fair value of the Company’s senior unsecured notes was $1,323,230,000 (December 31, 2021 – $1,349,212,000) and the carrying value was $1,302,350,000 (December 31, 2021 – $1,302,350,000). The fair value of the Company’s senior unsecured exchangeable notes was $201,232,000 (December 31, 2021 – $209,566,000) and the carrying value was $201,250,000 (December 31, 2021 – $201,250,000) or $201,250,000 (December 31, 2021 – $196,177,000), net of debt discount. The fair value of the Company’s senior secured notes was $448,065,000 (December 31, 2021 – $456,875,000) and the carrying value was $500,000,000 (December 31, 2021 – $500,000,000). The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate is derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.
(b)Interest rate swap derivatives:
As of June 30, 2022, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2022	Maximum notional amount(1)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	252.5	252.5	September 6, 2007	May 31, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	88.0	88.0	January 21, 2021	October 14, 2026
0.6600%	88.0	88.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	25.6	25.6	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
If interest rates remain at their current levels, the Company expects that $6,012,000 and $13,897,000 would be paid and received in cash, respectively, in the next 12 months on interest rate swaps maturing after June 30, 2022.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

20.Financial instruments (continued):
(b)Interest rate swap derivatives (continued):
The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
(c)Financial instruments measured at fair value:
The following provides information about the Company’s financial instruments measured at fair value:

	June 30, 2022	December 31, 2021
Contingent consideration asset (note 9(c))	$42.0	$55.3
Fair value of derivative assets
Interest rate swaps	66.9	6.1
Fair value of derivative liabilities
Interest rate swaps	9.9	28.5
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
(Gain) Loss on recognized in net earnings:
(Gain) Loss on interest rate swaps	$(27.8)	$(2.5)	$(68.5)	$6.9
Loss on derivative put instrument	—	0.8	—	0.1
(Gain) Loss on contingent consideration asset	(2.1)	(0.6)	0.8	(1.7)
Loss reclassified from AOCL to net earnings(1)
Depreciation and amortization	0.3	0.3	0.5	0.6
(1)The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.
The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,019,000.
21.Subsequent events:
(a)On July 7, 2022, the Company declared quarterly dividends of $0.496875, $0.492188, $0.500000 and $0.437500 per Series D, Series H, Series I and Series J preferred share, respectively, representing a total distribution of 15,223,000. The dividends were paid on August 1, 2022.
(b)On July 7, 2022, the Company declared quarterly dividends of $0.125 per common share to all shareholders of record as of July 20, 2022. The dividends were paid on August 1, 2022.
(c)On July 18, 2022, Seaspan entered into a new $200,000,000 interest rate swap for a term of 10 years with a fixed rate of 2.3875%, effective July 20, 2022. Seaspan concurrently terminated an existing $125,000,000 interest rate swap.
(d)On August 3, 2022, the Company issued $500,000,000 of sustainability-linked senior secured notes pursuant to a notes purchase agreement entered into in May 2022 (note 10(c)).
(e)In August 2022, the Company voluntarily prepaid $240,000,000 of a term loan facility under its vessel portfolio financing program.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2021. The Annual Report was filed with the U.S. Securities and Exchange Commission on March 24, 2022. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
We are Atlas Corp., a global asset manager and the parent company of Seaspan Corporation (“Seaspan”) and APR Energy Ltd (together with Apple Bidco Limited, “APR Energy”).
Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to, the Reorganization. Atlas is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries.
Segment Reporting
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and power generation. The Company’s containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate, time charters with major container liner companies. The Company’s mobile power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers, through medium to long-term contracts.
Containership leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at June 30, 2022, we operated a fleet of 127 vessels that have an average age of approximately eight years, on a TEU weighted basis.
Customers for our operating fleet as at June 30, 2022 are as follows:

Customers for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	15	152,450
COSCO	25	231,000
Hapag-Lloyd	15	120,300
Maersk	19	86,250
MSC	11	127,000
ONE	23	207,530
Yang Ming Marine	15	210,000
ZIM	4	22,100
Total	127	1,156,630
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding Seaspan’s fleet as of June 30, 2022:

Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(5)	Total Ownership Days(6)
2500-3500	14	6	14.1	2.6	25.6	80	2,534
4250-5100	22	15	14.2	2.5	19.4	194	5,289
8500-9600(2)	18	3	12.4	3.6	40.0	21	3,258
10000-11000(3)	33	4	6.7	4.0	32.1	15	5,973
12000-13100(4)	23	—	6.1	7.4	40.6	2	3,558
+14000	17	2	6.1	3.7	48.0	69	3,078
Total/Average	127	30	8.1	4.1	34.0	381	23,690
(1)Excludes options to extend charter
(2)Includes 3 vessels on bareboat charter.
(3)Includes 8 vessel on bareboat charter.
(4)Includes 6 vessels on bareboat charter.
(5)Off-hire includes days include scheduled and unscheduled days related to vessels being off-charter during the six months ended June 30, 2022
(6)Ownership Days for the six months ended June 30, 2022 for time charters and bareboat charters exclude days prior to the initial charter hire date.
Power Generation
Through APR Energy, we also operate a fleet of power generation assets, providing power generation to customers including large corporations and public and private utilities. Our mobile, turnkey power plants are deployed in cities, countries, and industries around the world in both developed and developing markets. As of June 30, 2022, we operated a fleet of 30 aero-derivative gas turbines and 409 diesel generators. The average age of our turbines is approximately nine years and the average age of our diesel generators is approximately 12 years.
Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovated technologies and offerings to generate customer value. Our revenues are primarily derived through power generation and our turnkey services include plant design, fast-tracked installation of generating equipment and balance of plant, plant operation, and around-the-clock service and maintenance.
We use the term “megawatts”, or MW, in describing the capacity of our power generation equipment.

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Contract Term (Years)(1)
Mobile Power Fleet	1,320	1,056	$327.4	1.6
(1)Average remaining contract term excludes extensions; weighted by MW installed.

Significant Developments During the Quarter ended June 30, 2022 and Subsequent
Shipbuilding Contracts for Newbuild Containerships
As at June 30, 2022, Seaspan had entered into agreements with shipyards to build 67 newbuild containerships that are summarized below.

	Newbuilds	Total TEU	Month Ordered
24000 TEU	2	48,000	February 2021
15000 TEU LNG	10	150,000	February 2021
12000 TEU	4	48,000	February 2021
15000 TEU	4	60,000	February 2021
16000 TEU	9	144,000	March 2021
15500 TEU	6	93,000	March 2021
15000 TEU	3	45,000	June 2021
7000 TEU LNG	15	105,000	July and September 2021
7000 TEU	10	70,000	August 2021
7700 TEU LNG (1)	4	30,800	May 2022
Total	67	793,800
(1) As at June 30, 2022, the acquisition remains subject to closing conditions.
Upon delivery, these vessels will commence long-term charters with leading global liner companies.
In May 2022, Seaspan entered into agreements with a major shipyard to construct four 7,700 TEU dual-fuel liquefied natural gas containerships. The four vessels are expected to be delivered in the second half of 2024 and first quarter of 2025, and will commence long-term charters with a leading global liner customer upon completion. The charters include purchase obligations at the conclusion of the charter terms, and will contribute approximately $0.96 billion of gross contracted cash flow. These vessels are anticipated to be financed through existing liquidity, cash flow from operations, and additional borrowings. As at June 30, 2022, the transaction remains subject to certain closing conditions.
Containership Sale Developments
During the quarter ended June 30, 2022, Seaspan completed the sale of nine vessels for aggregate gross proceeds of $224.3 million. Seaspan continues to manage the ship operations of six of these vessels pursuant to management agreements entered into in connection with the sales.
Financing Developments
In April 2022, Seaspan exercised options to purchase two 10,000 TEU vessels. The purchases are expected to complete in April and May 2023, respectively, at the predetermined purchase price of $52.7 million per vessel.
In May 2022, Seaspan entered into a note purchase agreement to issue $500.0 million of sustainability-linked, senior secured notes (the “Senior Secured Notes”) in a US private placement. The Senior Secured Notes comprise three series, each ranking pari passu with Seaspan’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued in August 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September 2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators. The Senior Secured Notes were issued on August 3, 2022. Seaspan plans to use proceeds from the private placement to pay down existing debt in the portfolio financing program, fund capital expenditures and for other general corporate purposes.
Fairfax Warrant Exercise
In April 2022, Fairfax Financial Holdings Limited (“Fairfax”) exercised warrants to purchase 25.0 million common shares of Atlas. The warrants, which were originally issued on July 16, 2018, had an exercise price of $8.05 per common share for an aggregate exercise price of $201.3 million. Immediately following this exercise, Fairfax Financial Holdings and its affiliates held in aggregate 124,805,753 common shares, representing 45.1% of the then issued and outstanding common shares of Atlas. Fairfax continues to hold 6.0 million warrants.

Mobile Power Generation Developments
APR Energy also entered into a contract with Imperial Irrigation District (“IID”) for three turbines to provide grid stabilization solutions to Southern California for four months commencing June 1, 2022. The contract with IID represents its first renewal with APR Energy.
In May 2022, APR Energy voluntarily prepaid a term loan facility with an outstanding balance of $100.0 million.
In June 2022, APR Energy amended and extended its secured financing program (the “Financing Program”). The amendment lowered interest costs, extended the maturity date to 2025, and improved financial flexibility. As of June 30, 2022, the Financing Program consists of a $108.0 million term loan and a $50.0 million revolving credit facility. The revolving credit facility was undrawn as of June 30, 2022.
Dividends
On April 7, 2022, our Board of Directors declared the quarterly cash dividends on our outstanding common and preferred shares for a total distribution of $49.8 million paid on May 2, 2022.
On July 7, 2022, our Board of Directors declared the quarterly cash dividends on outstanding common and preferred shares for a total distribution of $50.2 million paid on August 1, 2022.
Recent Changes to Directors and Senior Management
In May 2022, Marilyn Mauritz was appointed Chief Organizational Development Officer of Atlas and Seaspan. In June 2022, Tina Lai resigned as Chief Human Resources Officer of Atlas and Seaspan. In August 2022, Sarah Pybus resigned as Compliance Officer of Atlas, and Andrew Derksen was appointed as General Counsel of Atlas and Seaspan, effective September 12, 2022.
Take Private Proposal
On August 4, 2022, our Board of Directors received a non-binding proposal letter, dated August 4, 2022, from Poseidon Acquisition Corp., an entity formed by certain affiliates of Fairfax, certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Atlas, and Ocean Network Express Pte. Ltd., and certain of their respective affiliates, to acquire all of the outstanding common shares of Atlas, other than common shares owned by Fairfax, Washington, Mr. Sokol and certain executive officers of the Company, for $14.45 cash per common share. The proposal constitutes only an indication of interest by Poseidon Acquisition Corp. and does not constitute a binding commitment with respect to the proposed transaction or any other transaction. The timing, certainty and other material terms of the proposed transaction are unknown at this time.
The Board of Directors has established a special committee consisting of independent directors of the Board of Directors to consider the proposal.
Impacts of Recent Developments in Ukraine
Since February 2022, as a result of the invasion of Ukraine by Russia, economic sanctions have been imposed by the U.S., the EU, the UK and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. The nature and extent of such sanctions continue to evolve. While it is difficult to estimate the impact of current or future sanctions on the Company’s business and financial position, these sanctions could adversely impact the Company’s operations and/or financial results. Due to volatility in the region caused by the invasion, with the support of our customers, our vessels have ceased trading to Russia for the time being. Given that Ukrainians constitute a significant number of our seafarers, we also anticipate we may face challenges to recruit seafarers in sufficient numbers to replace Ukrainians seafarers who are not able to or permitted to leave their country, as well as Ukrainians seafarers currently onboard our vessels who request to disembark to return home. Finally, we expect that the Russia-Ukraine conflict may exacerbate market volatility, and may impact access to and pricing of capital.
Effects of COVID-19
The impacts of COVID-19 on our business continue unchanged since the date of our Annual Report on Form 20-F for year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on March 24, 2022 (the “2021 Annual Report”), with the most significant impacts being on our ability to conduct crew changes on our vessels and the costs associated therewith. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Effects of COVID-19” in our 2021 Annual Report for more information.

Three and six months ended June 30, 2022, Compared with three and six months ended June 30, 2021
The following tables summarize Atlas’ consolidated financial results for select information, as well as the segmental financial results, for the three and six months ended June 30, 2022 and 2021.

Consolidated Financial Summary (in millions of U.S. dollars, except earnings per share amount)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$413.3	$393.9	$821.4	$766.5
Operating expense	86.4	87.2	173.0	166.3
Depreciation and amortization expense	101.8	90.8	189.9	178.1
General and administrative expense	24.6	12.1	52.5	32.7
Indemnity claim under acquisition agreement	(7.8)	(15.5)	(21.3)	(15.5)
Operating lease expense	29.6	36.8	63.2	72.9
Loss (Gain) on sale	1.9	(0.4)	4.3	(0.9)
Operating earnings	176.8	182.9	359.8	332.9
Loss on debt extinguishment	7.2	56.1	7.2	56.1
Interest expense	51.6	54.6	97.4	101.4
Net earnings	140.0	66.0	309.4	163.6
Net earnings attributable to common shareholders	126.7	48.1	282.8	128.9
Earnings per share, diluted	0.43	0.18	0.99	0.49
Cash from operating activities	228.5	218.2	403.5	399.5

Segmental Financial Summary (in millions of U.S. dollars)	Three months ended June 30, 2022
	Containership Leasing	Mobile Power Generation	Elimination and Other(1)	Total
Revenue	$375.7	$37.6	$—	$413.3
Operating expense	77.6	8.8	—	86.4
Depreciation and amortization expense	81.5	20.3	—	101.8
General and administrative expense	16.7	10.3	(2.4)	24.6
Indemnity claim (income) under acquisition agreement	—	(7.8)	—	(7.8)
Operating lease expense	29.0	0.6	—	29.6
Loss (Gain) on sale	2.0	(0.1)	—	1.9
Interest expense	46.5	5.2	(0.1)	51.6
Interest income	(0.1)	(0.3)	—	(0.4)
Income tax expense	0.2	1.0	—	1.2
(1)Elimination and Other includes amounts relating to gain/loss on contingent consideration asset, elimination of intercompany transactions and unallocated amounts.

Segmental Financial Summary (in millions of U.S. dollars)	Three months ended June 30, 2021
	Containership Leasing	Mobile Power Generation	Elimination and Other(1)	Total
Revenue	$348.1	$45.8	$—	$393.9
Operating expense	74.4	12.8	—	87.2
Depreciation and amortization expense	75.9	14.9	—	90.8
General and administrative expense	11.0	1.0	0.1	12.1
Indemnity claim (income) under acquisition agreement	—	(15.5)	—	(15.5)
Operating lease expense	36.0	0.8	—	36.8
Gain on sale	—	(0.4)	—	(0.4)
Interest income	(0.1)	(1.6)	—	(1.7)
Interest expense	50.3	5.0	(0.7)	54.6
Income tax expense	0.3	1.3	—	1.6
(1)Elimination and Other includes amounts relating to gain/loss on contingent consideration asset, elimination of intercompany transactions and unallocated amounts.
Operating Results – Containership Leasing Segment
Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.
Total Ownership Days increased by 64 days for the three months ended June 30, 2022, compared with the same period in 2021. The increase for the three months ended June 30, 2022 was due to the delivery of 11 vessels since Q2 2021, which contributed 613 days. This increase was offset by 549 fewer ownership days from the sale of 11 vessels since Q4 2021.
Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for the last eight consecutive quarters:

	2020		2021				2022
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Vessel Utilization:
Time Charter Ownership Days(1)	10,284	10,520	10,318	10,609	10,946	10,885	10,575	10,291
Bareboat Ownership Days(1)	1,104	1,104	1,112	1,092	1,105	1,265	1,350	1,474
Total Ownership Days	11,388	11,624	11,430	11,701	12,051	12,150	11,925	11,765
Less Off-Hire Days:
Scheduled Dry-Docking	(89)	(20)	(63)	(111)	(123)	(95)	(63)	(129)
Unscheduled Off-Hire(2)	(68)	(29)	(25)	(60)	(44)	(93)	(119)	(71)
Ownership Days On-Hire	11,231	11,575	11,342	11,530	11,884	11,962	11,743	11,565
Vessel Utilization	98.6%	99.6%	99.2%	98.5%	98.6%	98.5%	98.5%	98.3%
(1)Ownership Days for time charters and bareboat charters exclude days prior to the initial charter hire date
(2)Unscheduled off-hire includes days related to vessels being off-charter.
Vessel utilization decreased for the three and six months ended June 30, 2022, compared with the same periods in 2021. The decreases were primarily due to an increase in the number scheduled off-hire days.

List of Newbuild Vessels
The following table summarizes key facts regarding our 67 newbuild vessels totaling 793,800 TEU as of June 30, 2022:

Hull Number	Vessel Class (TEU)	Expected Delivery Date	Charterer	Length of Charter(1)	Charter Type
2338	24000	August 2023	MSC	18 years	Bareboat Charter
2339	24000	September 2023	MSC	18 years	Bareboat Charter
H1845A	15500	August 2023	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2760	15500	October 2023	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2761	15500	December 2023	Maersk	Minimum 84 months and up to 96 months	Time Charter
H1846A	15500	December 2023	ONE	5 years	Time Charter
H1847A	15500	May 2024	ONE	5 years	Time Charter
H2762	15500	March 2024	ONE	5 years	Time Charter
1344	16000	July 2024	MSC	18 years	Bareboat Charter
1360	16000	December 2023	MSC	18 years	Bareboat Charter
1361	16000	February 2024	MSC	18 years	Bareboat Charter
1345	15000	April 2024	ONE	5 years	Time Charter
1346	15000	May 2024	ONE	5 years	Time Charter
1347	15000	June 2024	ONE	5 years	Time Charter
1340	15000	January 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
1341	15000	April 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
1342	15000	May 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
1343	15000	July 2023	ONE	Minimum 60 months and up to 64 months	Time Charter
2434	15000	February 2023	ZIM	12 years	Time Charter
2435	15000	March 2023	ZIM	12 years	Time Charter
2436	15000	April 2023	ZIM	12 years	Time Charter
2437	15000	May 2023	ZIM	12 years	Time Charter
2438	15000	July 2023	ZIM	12 years	Time Charter
2444	15000	September 2023	ZIM	12 years	Time Charter
2445	15000	November 2023	ZIM	12 years	Time Charter
2446	15000	November 2023	ZIM	12 years	Time Charter
2447	15000	December 2023	ZIM	12 years	Time Charter
2448	15000	January 2024	ZIM	12 years	Time Charter
1362	16000	March 2024	MSC	18 years	Bareboat Charter
1363	16000	April 2024	MSC	18 years	Bareboat Charter
1364	16000	April 2024	MSC	18 years	Bareboat Charter
1365	16000	June 2024	MSC	18 years	Bareboat Charter
1384	16000	August 2024	MSC	18 years	Bareboat Charter
1385	16000	September 2024	MSC	18 years	Bareboat Charter
2270	12000	August 2022	ONE	Minimum 60 months and up to 64 months	Time Charter
2271	12000	September 2022	ONE	Minimum 60 months and up to 64 months	Time Charter
2049	12000	October 2022	ZIM	5 years	Time Charter
2050	12000	November 2022	ZIM	5 years	Time Charter
1369	7000	October 2023	ZIM	12 years	Time Charter
1370	7000	November 2023	ZIM	12 years	Time Charter
1371	7000	December 2023	ZIM	12 years	Time Charter
1372	7000	January 2024	ZIM	12 years	Time Charter
1373	7000	February 2024	ZIM	12 years	Time Charter
1386	7000	April 2024	ZIM	12 years	Time Charter
1387	7000	May 2024	ZIM	12 years	Time Charter
1388	7000	June 2024	ZIM	12 years	Time Charter
1389	7000	June 2024	ZIM	12 years	Time Charter

1390	7000	August 2024	ZIM	12 years	Time Charter
1394	7000	October 2024	ZIM	12 years	Time Charter
1395	7000	November 2024	ZIM	12 years	Time Charter
1396	7000	November 2024	ZIM	12 years	Time Charter
1397	7000	December 2024	ZIM	12 years	Time Charter
1398	7000	December 2024	ZIM	12 years	Time Charter
H1562	7000	April 2024	ONE	10 years	Time Charter
H1563	7000	May 2024	ONE	10 years	Time Charter
H1564	7000	June 2024	ONE	10 years	Time Charter
H1565	7000	July 2024	ONE	10 years	Time Charter
H1566	7000	July 2024	ONE	10 years	Time Charter
H1567	7000	August 2024	ONE	10 years	Time Charter
H1568	7000	September 2024	ONE	10 years	Time Charter
H1569	7000	September 2024	ONE	10 years	Time Charter
H1570	7000	October 2024	ONE	10 years	Time Charter
H1571	7000	November 2024	ONE	10 years	Time Charter
S-3051(2)	7700	July 2024	MSC	18 years	Bareboat Charter
S-3052(2)	7700	September 2024	MSC	18 years	Bareboat Charter
S-3053(2)	7700	December 2024	MSC	18 years	Bareboat Charter
S-3054(2)	7700	March 2025	MSC	18 years	Bareboat Charter
(1)Excludes all option periods in the charterer’s option.
(2)As at June 30, 2022, the acquisition remains subject to closing conditions.
As of June 30, 2022, the gross contracted cash flows for 67 newbuilds is summarized below:

(in millions of USD)(1)
Remainder of 2022	$40.0
2023	384.1
2024	929.2
2025	966.0
2026	968.9
2027	953.2
Thereafter	7,034.8
$11,276.2
(1)Includes $0.96 billion of gross contracted cash flows for four 7,700 TEU vessels which remain subject to closing conditions as at June 30, 2022
Operating Results – Mobile Power Generation
Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of Average Megawatt Capacity is the increase or decrease in the number of power generating units in the power fleet. Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use. Power Fleet Utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity.

The following table summarizes the Power Fleet Utilization, for the last eight consecutive quarters:

	2020		2021				2022
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Power Fleet
Average Megawatt On-Hire(1)	1,131	866	866	1,063	1,246	826	820	908
Average Megawatt Capacity(2)	1,414	1,402	1,360	1,360	1,356	1,345	1,324	1,320
Power Fleet Utilization(3)	80.0%	61.8%	63.7%	78.2%	91.9%	61.4%	61.9%	68.8%
(1)Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use post COD.
(2)Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet.
(3)Power fleet utilization in comparative periods has been adjusted to reflect average utilization during the quarter.
Power Fleet Utilization decreased for the quarter ended June 30, 2022, compared with the same period in 2021 primarily due to demobilizations of its plants in Argentina.
Financial Results Summary
Revenue
Revenue increased by 4.9% to $413.3 million and by 7.2% to $821.4 million for the three and six months ended June 30, 2022, compared with the same periods in 2021. The increases in revenue were primarily due to the delivery of 11 vessels since the second quarter of 2021 offset by lower asset utilization in the Mobile Power Generation segment.
Operating Expense
Operating expense decreased by 0.9% to $86.4 million and increased by 4.0% to $173.0 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increase was primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 12.1% to $101.8 million and by 6.6% to $189.9 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increases was primarily due to the growth in our fleet of operating vessels and purchase options being exercised for three vessels in January and April 2022 which resulted in a reclassification of the leases from operating to financing.
General and Administrative Expense
General and administrative expense increased by 103.3% to $24.6 million and by 60.6% to $19.8 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The increase for the three and six months ended June 30, 2022 was primarily attributable to in general corporate expenses including non-cash share based compensation.
Operating Lease Expense
Operating lease expense decreased by 19.6% to $29.6 million and by 13.3% to $63.2 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The decreases were primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in January and April 2022 for three vessels.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense decreased by 5.5% to $51.6 million and by 3.9% to $97.4 million for the three and six months ended June 30, 2022, respectively, compared with the same periods in 2021. The decreases are primarily due to higher capitalized interest related to an increase in vessels under construction and lower outstanding debt balances.

Gain on Derivative Instruments
The change in fair value of derivative instruments resulted in a gain of $27.8 million and $68.5 million for the three months and six months ended June 30, 2022, respectively. The gain for this period was primarily due to an increase in the LIBOR forward curve and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $73.6 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.
The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points. The fair value of our interest rate swaps is also impacted by changes in the company-specific credit risk included in the discount factor. We discount our derivative instruments in a liability position with reference to the corporate Bloomberg industry yield curves and the fair value of our interest rate swaps in an asset position is discounted by the counterparty credit risk.
In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.
Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2021 Annual Report for additional information.
Liquidity and Capital Resources
Liquidity
The Company’s business model is focused on generating stable long-term cash flows, and using that predictability to reduce overall cost of capital. Maintaining strong liquidity is a core pillar of the Company’s financial strategy, allowing it to take advantage of attractive opportunities to deploy capital quickly as they arise through economic and industry cycles. A strong base of liquidity also allows the Company to mitigate short-term market shocks and maintain consistent distributions to its shareholders. The Company’s primary sources of liquidity are cash and cash equivalents, undrawn credit facilities, committed financings for its newbuild vessels, cash flows from operations, capital recycling, as well as access to public and private capital markets.
Consolidated liquidity as of June 30, 2022 and 2021 was comprised of the following:

(in millions of U.S. dollars)	June 30,		Change
	2022	2021	$	%
Cash and cash equivalents	$400.7	$591.0	(190.3)	(32.2)%
Undrawn revolving credit facilities(1)	700.0	450.0	250.0	55.6%
Undrawn Seaspan term loan facilities	—	179.5	(179.5)	(100.0)%
Undrawn Senior Secured Notes	500.0	50.0	450.0	900.0%
Total liquidity	1,600.7	1,270.5	330.2	26.0%
Total committed and undrawn newbuild financings	5,694.6	4,360.5	1,334.1	30.6%
Total liquidity including newbuild financings	$7,295.3	$5,631.0	1,664.3	29.6%
(1)Undrawn revolving credit facilities as of June 30, 2022 included $650.0 million (2021 - $400.0 million) available from Seaspan and $50.0 million (2021 - $50.0 million) available from APR energy.

As of June 30, 2022, consolidated liquidity was sufficient to meet expected near-term requirements. As of June 30, 2022, the Company had consolidated liquidity of $1,600.7 million, excluding $5,694.6 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $1,270.5 million in the prior 2021 period, driven primarily by the expansion of Seaspan’s unsecured revolving credit facility from $150.0 million to $250.0 million, and the issuance of $500.0 million of Senior Secured Notes, partially offset by a $190.3 million reduction in cash and cash equivalents and the $179.5 million Seaspan term loan facility which was drawn subsequent to June 30, 2021.
Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental objective to achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that it’s unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					June 30,
(in millions of USD)	2017	2018	2019	2020	2021	2022
Number of Vessels	21	31	28	31	36	30
Net Book Value	$828	$912	$859	$1,109	$1,369	$1,222
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of June 30, 2022, the Company had total gross contracted cash flows of $18.7 billion, which includes components that are accounted for differently, including (i) minimum future revenues relating to operating leases with customers, (ii) minimum cash flows to be received relating to financing leases with certain customers, and (iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The total contracted cash flows of $18.7 billion includes $0.96 billion of gross contracted cash flows for four 7,700 TEU vessels which remains subject to closing conditions as at June 30, 2022.
As of June 30, 2022, minimum future revenues on committed operating leases were as follows:

(in millions of USD)	Operating lease revenue (1)
Remainder of 2022	$853.3
2023	1,620.1
2024	1,443.9
2025	1,041.4
2026	618.9
Thereafter	912.8
$6,490.4
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced
Minimum future revenues assume that, during the term of the lease, (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterers' option. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.

As of June 30, 2022, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

(in millions of USD)	Lease receivable on financing leases
Remainder of 2022	$48.8
2023	96.9
2024	97.1
2025	96.9
2026	96.9
Thereafter	1,336.6
$1,773.2
As of June 30, 2022, the gross contracted cash flows for its 67 undelivered vessels were as follows:

(in millions of USD)	Gross contracted cash flows(1)
Remainder of 2022	$40.0
2023	384.1
2024	929.2
2025	966.0
2026	968.9
2027	953.2
Thereafter	7,034.8
$11,276.2
(1) Includes $0.96 billion of gross contracted cash flows for four 7,700 TEU vessels which remains subject to closing conditions as at June 30, 2022.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, which may include synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in 2022, further growing its liquidity through capital recycling and expansion of its revolving credit facilities, diversifying sources of capital to enhance financial flexibility, managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.

Borrowings
The following table summarizes our borrowings:

(in millions of US dollars)	June 30,		Change
	2022	2021	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$—	$150.0	(150.0)	(100.0)%
Term loan credit facilities	1,903.2	2,356.2	(453.0)	(19.2)%
Senior unsecured notes	1,302.4	580.0	722.4	124.6%
Fairfax Notes	—	300.0	(300.0)	(100.0)%
Senior unsecured exchangeable notes	201.3	201.3	—	—%
Senior secured notes	500.0	450.0	50.0	11.1%
Debt discount and fair value adjustment	—	(75.1)	75.1	(100.0)%
Deferred financing fees on long term debt	(47.3)	(55.7)	8.4	(15.1)%
Long term debt	3,859.6	3,906.7	(47.1)	(1.2)%

Other financing arrangements	1,631.8	1,160.8	471.0	40.6%
Deferred financing fees on other financing arrangements	(26.0)	(19.3)	(6.7)	34.7%
Other financing arrangement	1,605.8	1,141.5	464.3	40.7%

Total deferred financing fees	73.3	75.0	(1.7)	(2.3)%
Total borrowings(1)	5,538.7	5,123.2	415.5	8.1%
Vessel under construction	(1,204.8)	(510.8)	(694.0)	135.9%
Operating borrowings(1)	$4,333.9	$4,612.4	(278.5)	(6.0)%
(1)Total borrowings is a non-GAAP     financial measure which comprises of long-term debt and other financing arrangements, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 51.3% as of June 30, 2022 compared to 50.1% at June 30, 2021, the increase was primarily due to an increase in other financing arrangements related to the delivery of vessels.
The consolidated weighted average interest rate for June 30, 2022 was 4.22% compared to 2.97% at June 30, 2021. The weighted average interest rates for the containership segment, power generation segment, and Atlas Corp. (on an unconsolidated basis) were 4.18%, 4.96%, and 7.13%, respectively, for the three months ended June 30, 2022 (June 30, 2021: 2.80%, 5.51% and 7.13%, respectively).
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 61 of its vessels and substantially all of its power generation assets, together with other related security.
As of June 30, 2022, the Company had $1.9 billion principal amount outstanding under its credit facilities, of which $1.8 billion was related to the containership leasing business and $108.0 million was related to the power generation business. There were no amounts outstanding under our revolving credit facilities. A total of $700.0 million was undrawn, of which $650.0 million was available to the containership leasing business ($250.0 million of which was unsecured), and $50.0 million was available to the power generation business.
In May 2022, APR Energy voluntarily prepaid a term loan facility with an outstanding balance of $100.0 million.

In June 2022, Seaspan voluntarily prepaid a term loan facility with an outstanding balance of $225.0 million under its vessel portfolio financing program.
In August 2022, Seaspan voluntarily prepaid $240.0 million of another term loan facility under its vessel portfolio financing program.
As of June 30, 2022, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(1)	Net Book Value of Vessels Unencumbered(1)
Remainder of 2022	$106.1	$326.5	$432.6	8	$664.2
2023	151.8	111.4	263.2	3	354.4
2024	133.9	—	133.9	—	—
2025	123.6	63.0	186.6	—	—
2026	59.7	564.0	623.7	—	—
2027	16.8	224.4	241.2	—	—
2028	8.8	—	8.8	—	—
2029	8.8	—	8.8	—	—
2030	4.4	—	4.4	2	168.9
2031	—	—	—	—	—
Thereafter	—	—	—	48	3,044.5
Total	$613.9	$1,289.3	$1,903.2	61	$4,232.0
(1)APR Energy's debt matures in 2025, and is secured by certain power generation assets.
Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered "failed-sales". This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of June 30, 2022, the Company had 28 vessels financed under these sale-leaseback financing arrangements providing for total borrowings of approximately $1.6 billion.
As of June 30, 2022, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)(2)
Remainder of 2022	$57.1	$—	$57.1	—	$—
2023	116.7	—	116.7	—	—
2024	118.1	—	118.1	—	—
2025	113.2	—	113.2	—	—
2026	110.3	—	110.3	—	—
2027	110.6	—	110.6	—	—
2028	111.0	—	111.0	—	—
2029	103.6	27.0	130.6	2	187.2
2030	78.8	181.0	259.8	7	566.6
2031	64.2	151.5	215.7	4	355.8
Thereafter	116.0	172.7	288.7	9	752.7
Total	$1,099.6	$532.2	$1,631.8	22	$1,862.3
(1)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)Excludes newbuild containerships that have not been delivered as at June 30, 2022.

Notes
As of June 30, 2022, we had an aggregate of $2.0 billion outstanding under notes, $1.5 billion of which was unsecured, with the remaining $0.5 billion secured by assets held by our containership segment. We expect to continue to access the debt capital markets and issue additional series of notes similar to those described below, the proceeds of which may be used to repay other indebtedness, for capital expenditures, or for other general corporate purposes. The Company’s outstanding notes are summarized below.
7.125% 2027 Atlas
As of June 30, 2022, we had $52.4 million outstanding under our 7.125% senior unsecured notes due 2027 (the “Atlas Notes”). The Atlas Notes were issued in May 2021 and are callable at par plus accrued and unpaid interest, if any, at any time after May 2023. In the event of certain changes in withholding taxes, at our option, we may redeem the notes, in each case in whole, but not in part, at a redemption price equal to 100.0% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as defined in the Atlas Notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
3.75% 2025 Exchangeable Notes
As of June 30, 2022, we had $201.3 million outstanding under our 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”). The Exchangeable Notes were issued in December 2020, and are exchangeable at the holders’ option into an aggregate 15,474,817 common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by the Company, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Company may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of our common shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest.
Concurrently with the issue of Exchangeable Notes, the Company entered into capped call transactions using $15.5 million in proceeds from the issuance of the notes. The capped call transactions provide the Company with the option to purchase up to 15,474,817 common shares at a price per share of $17.85. The capped call is intended to reduce the potential dilution to shareholders and/or offset any cash payments that are required upon an exchange.

Sustainability-Linked NOK Bonds
As of June 30, 2022, we had an aggregate $500.0 million outstanding under our NOK Bonds. The NOK Bonds were issued in the Nordic bond market in February 2021 ($200.0 million) and April 2021 ($300.0 million), bear interest at 6.5% per annum, and mature in February 2024 and April 2026, respectively. Upon maturity, 100.0% of the principal balance is due, or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. As of June 30, 2022, the sustainability-linked targets had been achieved, which targeted capital expenditure for projects which mitigate carbon emissions, including LNG vessel technology. Upon the occurrence of a change of control or a delisting event (each as defined in the NOK Bonds), each holder of NOK Bonds will have the right to require the Company to purchase all or a portion of such holder’s NOK Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
Blue Transition 5.50% 2029 Notes
As of June 30, 2022, we had $750.0 million outstanding under our blue transition 5.5% senior unsecured notes due 2029 (the “5.5% 2029 Notes”). The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and was developed to align with the Company’s sustainability efforts.
Sustainability-Linked Senior Secured Notes
As of June 30, 2022 we had $500.0 million outstanding under our senior secured notes. The notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D senior secured notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B senior secured notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The senior secured notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.

Operating Leases
As of June 30, 2022, the Company had 10 vessel operating lease arrangements. Under 10 of the operating lease arrangements the Company may purchase the vessels for a predetermined purchase price. As of June 30, 2022, there were total commitments, excluding purchase options, under vessel operating leases from 2022 to 2029 of approximately $636.3 million.
Based on current market conditions, the Company expects that it will exercise the purchase options for the 10 vessels subject to purchase options. As at June 30, 2022, these purchase option prices were $563.3 million in aggregate for the 10 vessels, and if exercised, such purchases will complete between April 2023 and November 2026. If exercised, the term of the operating leases will shorten, and the amount paid by the Company under the operating leases (excluding the purchase option price) will be less than the total commitment outlined below. In January 2022, the Company exercised its option to purchase one 10,000 TEU vessel and the lease has been re-assessed as a financing lease for the remainder of its term until the purchase is completed in January 2023 at the predetermined purchase price of $52.7 million. In April 2022, the Company exercised its options to purchase an additional two 10,000 TEU vessels, as described in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments During the Quarter ended June 30, 2022 and Subsequent” above.
As of June 30, 2022, the aggregate commitment under operating leases relating to vessels was $636.3 million for 2022 to 2029, and for other leases it was $7.8 million for the remainder of 2022 to 2031. Total commitments under these leases are as follows:

(in millions of USD)	Operating leases commitment
Remainder of 2022	$60.2
2023	119.6
2024	120.7
2025	120.7
2026	113.1
Thereafter	109.8
$644.1

Capital Commitments
As of June 30, 2022, the Company had 67 newbuild vessels under construction. The Company had outstanding commitments for the remaining installment payments as follows:

(in millions of USD)	Capital commitment(1)
Remainder of 2022	$660.0
2023	2,755.7
2024	2,433.1
Total	$5,848.8
(1)Excludes installment payments for four 7,700 TEU vessels which remain subject to closing conditions as at June 30, 2022
Recently, we have seen increasing consensus around expectations for a long-term period of heightened inflation. These expectations align with expectations for our business segments, as the cost of transport and power are major components of inflation, and the underlying demand for our business segments is closely linked to both global GDP growth and inflation. While we expect these factors to continue to be a net positive for our business segments, we anticipate that expectations of quantitative tightening and rising interest rates intended to combat inflation may continue to cause volatility in the equity and credit markets near-term, impacting the pricing of our publicly traded securities, notwithstanding strong and stable underlying performance and asset values.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our 2021 Annual Report.

Certain Terms under our Long-Term Debt, Lease Arrangements, Other Financing Arrangements and Notes
We are subject to customary conditions before we may borrow under our credit, lease and other financing arrangements, including, among others, that there has been no event of default, or any material adverse change in our ability to make all required payments under the arrangements.
Our credit, lease and other financing arrangements and our notes also contain various covenants limiting our ability to, among other things:
•allow liens to be placed on relevant collateral;
•enter into mergers with other entities;
•conduct material transactions with affiliates; or
•change the flag, class or management of the vessels securing the facility.
The Company’s credit, lease and other financing arrangements also contain certain financial covenants, including, among others, covenants requiring the relevant entities to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. The 2022 RCF and 5.5% 2029 Notes contain incurrence-based covenants which may subject us to additional limitations, including limitations on dividend payments in excess of a specified amount, subject to a specified calculation which may increase or decrease over time. To the extent the Company is unable to satisfy the requirements under its credit facilities and lease and other financing arrangements, the Company may be unable to borrow additional funds under the facilities, and if it is not in compliance with specified financial ratios or other requirements under our credit, lease and other financing arrangements or our notes, we may be in breach of the facilities and lease and other financing arrangements or our notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit facilities, operating leases, other financing arrangements, or our notes if we experience a change of control, which may also result in financial penalties. We were in compliance with these covenants as at June 30, 2022.

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of U.S. dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net cash flows from operating activities	$228.5	$218.2	$403.5	$399.5
Net cash flows (used in) investing activities	(150.1)	(652.7)	(239.3)	(854.7)
Net cash flows from (used in) from financing activities	45.5	688.0	(77.5)	741.9
Three-month periods ended June 30, 2022 and 2021
Operating Cash Flows
Net cash flows from operating activities were $228.5 million and $403.5 million, respectively for the three and six months ended June 30, 2022, an increase of $10.3 million and $4.0 million, respectively compared to the same periods in 2021. The increase in net cash flows from operating activities was primarily due to an increase in revenue from the delivery of 11 vessels since the second quarter of 2021. For further discussion of changes in revenue and expenses, please read “Three and Six Months Ended June 30, 2022, Compared with Three and Six Months Ended June 30, 2021” above.
Investing Cash Flows
Net cash flows used in investing activities was $150.1 million and $239.3 million, respectively for the three and six months ended June 30, 2022, a decrease of $502.6 million and $615.4 million, respectively compared to the same periods in 2021. The decrease in cash flows used in investing activities for the six-months ended June 30, 2022, was primarily due to the decrease in expenditures related to installments on vessels under construction and an increase in proceeds from vessel sales compared to the same periods in 2021.
Financing Cash Flows
Net cash flows from and used in financing activities were $45.5 million and $77.5 million for the three and six months ended June 30, 2022, a decrease of $642.5 million and $819.4 million, respectively compared to the same periods in 2021. The decrease was primarily due to a decrease in draws on our existing debt, fewer debt issuances and proceeds from the exercise of warrants in the quarter. For the three and six months ended June 30, 2022, we had lower repayments on our long term debt and other financing arrangements compared to the same periods in 2021.
Ongoing Capital Expenditures and Dividends
Ongoing Capital Expenditures
Due to the capital-intensive nature of our Company’s business model, ongoing capital investment is required for additions and enhancements, maintenance and repair of our asset base.
The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the quarter ended June 30, 2022, we completed five dry-dockings. For the remainder of 2022, we expect eleven additional vessels to complete dry-docking.
The average age of the diesel generators is approximately twelve years and the average age of the aero-derivative gas turbines in our power fleet is approximately nine years. Normal course capital expenditures for these assets primarily relate to fleet maintenance, mobilization to build power plants for new deployments and demobilization of power plants when contracts expire. During the quarter ended June 30, 2022, we commenced demobilization at one of our turbine plants in Argentina and expect to demobilize the remaining turbine plant in Argentina in 2022. During the remainder of 2022, we will mobilize new sites as new contracts become effective, including our sites in Brazil and in Southern California.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our property plant and equipment;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and interest costs;
(5)future operating and financing costs;
(6)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(7)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(8)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in our 2021 Annual Report for factors that may affect our future capital expenditures and results.
Dividends
The following table reflects dividends paid and accrued by us for the periods indicated:

(in millions of US dollars, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Dividends on Common shares
Declared, per share	$0.125	$0.125	$0.250	$0.250
Paid in cash	15.2	31.2	30.4	62.3
Reinvested in common shares through a dividend reinvestment plan	0.1	—	0.2	—
	$15.3	$31.2	$30.6	$62.3
Dividends on preferred shares (paid in cash)
Series D	$2.5	$2.5	$5.1	$5.1
Series E	—	2.8	—	5.6
Series G	—	4.0	—	8.0
Series H	4.4	4.5	8.9	8.9
Series I	3.0	3.0	6.0	6.0
Series J	5.3	—	10.5	—
On July 7, 2022, the board of directors declared the cash dividends on our common and preferred shares as indicated above under “Subsequent Events —Dividends”.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2021 Annual Report.

Recent accounting pronouncements
Discontinuation of LIBOR
In 2021, the Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company's financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. The ASU has not and is currently not expected to have a material impact on our consolidated financial statements.
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. As a result of the adoption, the Company recognizes the maximum potential dilutive effect of its exchangeable notes in diluted EPS using the if-converted method effective January 1, 2022.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended June 30, 2022, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in the 2021 Annual Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•the future valuation of our vessels, power generation assets and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;
•our ability to recruit and retain crew for our containerships, particularly in light of the current Russia-Ukraine conflict and the COVID-19 pandemic;
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•disruptions in global credit and financial markets as the result of the COVID-19 pandemic, the Russia-Ukraine conflict or otherwise;
•conditions in the public equity market and the price of our shares;
•our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters and leases of our power generation assets with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;

•the length and severity of the ongoing COVID-19 pandemic, including as a result of the new variants of the virus, and its impact on our business;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;
•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•the continued availability of services, equipment and software from subcontractors or third-party suppliers required to provide our power generation solutions;
•our ability to protect our intellectual property and defend against possible third-party infringement claims relating to our power generation solutions;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation;
•expectations regarding the proposed transaction described in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments During the Quarter ended June 30, 2022 and Subsequent—Take Private Offer” and the timing, negotiation, terms and consummation of any such transaction; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, all forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.
Interest Rate Risk
As of June 30, 2022, our variable-rate credit facilities totaled $1.9 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. As of June 30, 2022, we have a an asset of $66.9 million and a liability of $9.9 million related to our interest rate swaps.
The tables below provide information about our financial instruments at June 30, 2022 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read note 12 to 14 to our consolidated financial statements included in our 2021 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2022	2023	2024	2025	2026	Thereafter	Total
Credit Facilities(1)	$424.6	$244.4	$131.1	$186.6	$623.7	$263.3	1,873.7
Vessel Operating Leases(2)	59.5	118.3	120.2	120.3	112.7	107.8	638.8
Vessel Finance Leases(3)	11.7	163.8	—	—	—	—	175.5
Sale-Leaseback Facilities(4)	57.1	116.7	118.1	113.2	110.3	1,116.4	1,631.8
Total	$552.9	$643.2	$369.4	$420.1	$846.7	$1,487.5	$4,319.8
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable LIBOR in place as at June 30, 2022.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable LIBOR in place as at June 30, 2022.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of June 30, 2022, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of June 30, 2022 (in millions of US dollars)	Maximum Notional Amount(1) (in millions of US dollars)	Effective Date	Ending Date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	252.5	252.5	September 6, 2007	May 31, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	88.0	88.0	January 21, 2021	October 14, 2026
0.6600%	88.0	88.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	25.6	25.6	February 4, 2020	December 30, 2025
	$1,269.1	$1,269.1
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of June 30, 2022, these financial instruments are both in the counterparties’ favor and our favor. We have considered and reflected the risk of non-performance by us and the counterparties in the fair value of our financial instruments as of June 30, 2022. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None.
Item 1A — Risk Factors
None.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 — Defaults Upon Senior Securities
None.
Item 4 — Mine Safety Disclosures
Not applicable.
Item 5 — Other Information
None.
Item 6 — Exhibits
The following exhibit is filed as part of this Report:

Exhibit Number	Description
10.1
Note Purchase Agreement, dated as of May 21, 2022, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator.

10.2
First Amended and Restated Credit Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, Citibank, N.A., as Administrative Agent, Citibank, N.A., as Sole Structuring Agent, Citibank N.A., Export Development Canada, Bank of Montreal, Chicago Branch and Toronto-Dominion Bank, as Mandated Lead Arrangers, and the several lenders from time to time party thereto.

10.3
First Amended and Restated Intercreditor and Proceeds Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, certain affiliates of APR Energy, LLC from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent.

10.4	First Amended and Restated APR Guaranty, dated June 29, 2022, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee.